January 27, 2020

Eric Zahler
President and Chief Executive Officer
Monocle Holdings Inc.
c/o Monocle Acquisition Corporation
750 Lexington Avenue, Suite 1501
New York, NY 10022

       Re: Monocle Holdings Inc.
           Registration Statement on Form S-4
           Filed December 31, 2019
           File No. 333-235766

Dear Mr. Zahler:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note that Monocle Acquisition Corp filed the proxy statement contained in this prospectus as a PRE 14A on December 31, 2019. To the extent applicable, any revisions made to this filing should also be made to the Monocle Acquisition proxy and filed as a
       PRER 14A.
Cover Page

2. We note that you have provided the per share redemption price as of September 30, 2019.
       Please revise your disclosure to provide the redemption price as of a more recent date.
 Eric Zahler
FirstName LastNameEric Zahler
Monocle Holdings Inc.
Comapany NameMonocle Holdings Inc.
January 27, 2020
Page 2
January 27, 2020 Page 2
FirstName LastName

Summary Term Sheet, page 9

3. We note your disclosure on page 10 that the maximum number of shares that can be redeemed so as not to cause the Available Cash Shortfall Amount to be greater than $50 million is 5,311,523. Please revise your disclosure here and throughout the prospectus to indicate what percentage of public shares is reflected by this amount. Accounting Treatment, page 38

4. We note your disclosure that the business combination will be accounted for as a reverse merger with Monocle being treated as the "acquired" company for financial reporting purposes. Please provide us with a comprehensive analysis of the factors considered, pursuant to ASC 805-10-55-11 through 55-15, to support your accounting conclusion under both a no redemption and maximum redemption scenario, including your consideration that AerSale management will own approximately 4.2% of the equity interests in the combined entity. Additionally, please clarify how AerSale will comprise a majority of the governing body as it appears that there will be two representatives of
         AerSale on the expected eight person Board of Directors.
Basis of Pro Forma Presentation, page 49

5. We refer to the pro forma combined (assuming maximum redemption of shares of common stock) column in your table on page 50. It appears you should revise total debt as of September 30, 2019 to say $91,778,433.
Comparative Share Information, page 51

6. Footnote (2) indicates that amounts pertaining to AerSale Corp. have not been calculated historically because they are a private company. However, it appears that certain of these amounts either appear in the historical financial statements of AerSale Corp. or can be calculated from historical financial information. In this regard, please revise your table to provide AerSale Corp. historical book value per share and historical loss per share from continuing operations, for each period presented, as provided in Part 1A, Item3(f) of Form
         S-4.
7. Please provide us with your calculation of Monocle's book value per share for the historical nine months ended September 30, 2019 and book value for the pro forma combined nine months ended September 30, 2019, assuming no redemption and assuming maximum redemption.
Adjustment (M), page 96

8. It appears to us that this adjustment to cash and cash equivalents for $4,257,858, in the additional pro forma adjustment (assuming maximum redemption) column, should refer to
         Note (D) rather than Note (M). Please revise as appropriate.
 Eric Zahler
Monocle Holdings Inc.
January 27, 2020
Page 3
Unaudited Pro Forma Condensed Combined Financial Information
Pro Forma Balance Sheet as of September 30, 2019, page 96

9. It appears that the inventory line item for historical AerSale should say $40,045,590 at
         September 30, 2019 per the interim financial statements included in your filing. Please revise as appropriate.
Adjustments (L) and (D), page 97

10. It appears to us that the adjustments to NewCo common stock for ($50,000,000) and
         ($4,257,858), in the additional pro forma adjustment (assuming maximum redemption)
         column, only refer to Note (K) and should not refer to Notes (L) and
(D). Please revise as
         appropriate.
Note (C), page 98

11. Please tell us whether AerSale paid down its existing revolver using the proceeds of the flight equipment sales subsequent to September 30, 2019. To the extent this has not yet occurred, it does not appear to us that this adjustment is factually supportable.
Note (P), page 99

12. There does not appear to be a corresponding adjustment for this footnote. Please revise or explain to us which adjustment this refers to.
Pro Forma Condensed Statement of Operations for the Nine Months Ended September 30, 2019
Adjustments (AA) and (BB), page 100

13. It appears that adjustments (AA) and (BB), to selling, general and administrative expenses and transaction expenses, respectively, are not in the correct column and should be reflected in the pro forma adjustments (assuming no redemptions) column. Please revise accordingly.
Note (AA), page 101

14. Please revise your note to state, if true, that the adjustment gives pro forma effect to the business combination had it been consummated on January 1, 2018, the earliest period presented.
Note (DD), page 101
FirstName LastNameEric Zahler
15. Please expand your footnote to provide a reconciliation of the number of weighted
Comapany NameMonocle Holdings Inc. redemption scenarios. This comment also applies to average shares outstanding in both
January 27, 2020 Page 3 103.
       Note (DD) on page
FirstName LastName
 Eric Zahler
FirstName LastNameEric Zahler
Monocle Holdings Inc.
Comapany NameMonocle Holdings Inc.
January 27, 2020
January 27, 2020 Page 4
Page 4
FirstName LastName
Pro Forma Condensed Statement of Operations for the Twelve Months Ended December 31,
2018, page 102

16. Please revise net income (loss) per share from continuing operations for historical AerSale to say ($137).
Note (AA), page 103

17. Please revise your note to state, if true, that the adjustment gives pro forma effect to the business combination had it been consummated on January 1, 2018, the earliest period presented. Additionally, please remove the reference to interest income on the trust account as this was not applicable in 2018.
The Monocle Board's Reasons for the Approval of the Business Combination, page
129

18. The second bullet on page 130 indicates that AerSale prepared a financial model on which you based your projections disclosed on page 134. However, the first full paragraph on page 134 indicates that AerSale prepared the projections. Please revise to clarify who prepared the projections.
Certain AerSale Historical and Projected Financial Information, page 133

19. Please revise to clarify the factual basis underlying the projected amount of revenue for
         2019. We note, in this regard, that revenues for the first nine months of 2019 were slightly more than $183 million.
Reconciliation of Non-GAAP Measures, page 135

20. Please include a footnote that describes the reason for the AerLine divestiture adjustment to revenue.
21. We remind you that adjusted EBITDA should be reconciled to net income as provided in
         Question 102.03 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures. Please revise your table as appropriate.
22. Please explain to us how the interest expense / (income) line item reconciles to the historical financial statements of AerSale Corp.
23. Please tell us the nature of the $3.5 million AerLine divestiture adjustment.
24. Please explain to us how you determined the appropriateness of your adjustments to arrive at pro forma revenue and pro forma adjusted EBITDA. Additionally, please tell us your consideration of providing pro forma adjusted revenue and pro forma adjusted EBITDA based upon your unaudited pro forma condensed combined financial information, presented in accordance with Article 11 of Regulation S-X, in lieu of the information provided in your table.
 Eric Zahler
FirstName LastNameEric Zahler
Monocle Holdings Inc.
Comapany NameMonocle Holdings Inc.
January 27, 2020
Page 5
January 27, 2020 Page 5
FirstName LastName
25. Please expand footnote (3) to quantify each of the items included in this line item for each period presented. Additionally, please revise your disclosure to explain the adjustment for out-of-period leasing revenue.
26. Given your presentation of adjusted EBITDA for the nine months ended September 30,
         2019 and 2018 on page 47, please provide a reconciliation to net income for these periods as required by Item 10(e)(i)(B) of Regulation S-K.
Material United States Federal Income Tax Considerations, page 143

27. If, as indicated by Exhibit 8.1, the disclosure in this section represents the opinion of counsel, please revise to state so and identify counsel who is providing the opinion.
Information about Monocle
Employees, page 163

28. Please revise the first sentence of this section to clarify how many officers you currently have.
Management, page 163

29. Please revise to clarify whether Mr. Zahler is still employed by Sagamore Capital. In addition, please disclose Mr. Devabhaktuni's employment experience since March 2018.
Information about Aersale
Global Fleet Retirements Forecasted by Aircraft Class, page 183

30. We note that you cite to Oliver Wyman in this section. Please revise to include a statement regarding the nature of this source, such as the date that the information was published and whether this information was prepared for the company specifically.
AerSale Management's Discussion and Analysis of Financial Condition and Results of
Operations
Income Taxes, page 201

31. Please expand your disclosure to discuss the reasons for the differences between the statutory and effective tax rates for the years ended December 31, 2018 and 2017.
NewCo Management After the Business Combination
Management and Board of Directors, page 204

32. We note your disclosure that the table is a list of the persons who are anticipated to be
         NewCo's executive officers and directors following the Business Combination and the positions they currently hold. Please revise to indicate which officers will continue to be officers of NewCo, including their titles, and identify the directors. Eric Zahler
FirstName LastNameEric Zahler
Monocle Holdings Inc.
Comapany NameMonocle Holdings Inc.
January 27, 2020
January 27, 2020 Page 6
Page 6
FirstName LastName
Executive Compensation, page 207

33. Please revise your disclosure in this section to include your most recently completed fiscal year.
Monocle Acquisition Corporation Financial Statements for the Nine Months Ended September
30, 2019
Note 2   Summary of Significant Accounting Policies   Net income (loss) per
common share,
page F-24

34. Please expand your disclosure to provide a quantitative reconciliation of your basic and diluted net income per common share as required by ASC 260-10-50-1. AerSale Corp. and Subsidiaries Financial Statements for the Years Ended December 31, 2018
and 2017
Consolidated Statements of Cash Flows, page F-35

35. We remind you that your presentation of net cash provided by operating activities should begin with net income, pursuant to ASC 230-10-45-28, rather than net income (loss) from continuing operations. Please revise your registration statement as appropriate. This comment also applies to your condensed consolidated statements of cash flows on page F-
         66.
Note K   Income Taxes, page F-51

36. Please expand your disclosures to provide a more comprehensive analysis of the specific positive and negative evidence management evaluated in determining that the valuation allowance on your deferred tax assets should be reversed by $13,697,000 during 2018.
         Your disclosures should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. Please refer to ASC 740-10-30-16 through
         30-25 for guidance.
Note R   Discontinued Operations, page F-58

37.      Please tell us how management determined that the deconsolidation of
AerLine
         represented a strategic shift that would result in a major impact on AerSale's operations and financial results. Please refer to ASC 205-20-45-1B.
38. Please revise your registration statement to provide the major classes of line items constituting the pretax profit or loss of AerSale's discontinued operations as required by
         ASC 205-20-50-5B(b).
 Eric Zahler
FirstName LastNameEric Zahler
Monocle Holdings Inc.
Comapany NameMonocle Holdings Inc.
January 27, 2020
Page 7
January 27, 2020 Page 7
FirstName LastName
AerSale Corp. and Subsidiaries Financial Statements for the Nine Months Ended September 30,
2019
Note B   Summary of Significant Accounting Policies   Revenue Recognition, page
F-68

39. Please disclose your significant payment terms as provided ASC 606-10-50-12(b).
Note D   Revenue, page F-70

40. We understand from your disclosure that you established contract assets to reflect over time revenue recognition. Please also disclose the nature of any contract liabilities along with the applicable disclosures required by ASC 606-10-50-8 through 50-10.
Signatures, page II-6

41. Please revise to indicate below the second paragraph of text who signed in the capacities of principle executive officer, principal financial officer, and principal accounting officer or controller. Also, we note the disclosure on page 204 that you will identify additional directors prior to mailing the proxy statement. Please include the signatures of a majority of your board or file the consents required by Rule 438 of Regulation
C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Stertzel at 202-551-3723 or Dale Welcome at 202-551-3865 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing